Media release

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ROCHE HOLDING 82-3315

Roche

Basel, 9 July 2007

Roche and Alnylam form major alliance on RNAi therapeutics

- Roche accesses Nobel Prize winning technology for drug discovery and development
- Alnylam's site in Germany to become Roche's Center of Excellence for RNAi therapeutics
- Alnylam to receive 331 million US dollars in upfront payments and equity investment

Roche and the US-based biopharmaceutical company Alnylam Pharmaceuticals, Inc. (Nasdaq: ALNY) announced today that they have entered into a major alliance in which Roche obtains a non-exclusive license to Alnylam's technology platform for developing RNAi (RNA interference) therapeutics. The alliance will initially cover four therapeutic areas: oncology, respiratory diseases, metabolic diseases and certain liver diseases. Alnylam and Roche also will collaborate on RNAi drug discovery for one or more disease targets in these therapeutic areas. In addition, Roche will acquire Alnylam's European research site located in Kulmbach, Germany (Bavaria), subject to regulatory approval. This site will become Roche's Center of Excellence for RNAi therapeutics discovery.

RNAi is a potential foundation for a whole new class of human therapeutic products. RNAi is a natural mechanism that the body uses to inhibit expression of certain genes. Harnessing the activity of RNAi creates a direct opportunity to develop specific and potent drugs against diseases that are difficult to treat.

"Alnylam has made significant advances in RNAi therapeutics, one of the most promising approaches to tomorrow's healthcare technology. Working together with Alnylam provides us with new capabilities to target complex diseases within our focus areas," said Lee E. Babiss, Head of Roche Global Pharma Research. "Our mission is to find novel solutions for patients who suffer from difficult to treat diseases and we will be fully committed to this goal, together with our new colleagues located at the acquired site in Kulmbach."

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75

"We are pleased to form this new alliance with Roche, which is widely recognised for its commitment to innovation in biotechnology. We look forward to working together to advance our transformative technology into a whole new class of drugs," said John Maraganore, Ph.D., President and Chief Executive Officer of Alnylam. "Such significant support from Roche will also strengthen Alnylam's efforts to build a leading innovation-based biopharmaceutical company. Indeed, together with our demonstrated commitment to scientific excellence, advancement of our pipeline and unparalleled intellectual property estate, we believe that this new alliance greatly extends our leadership position in the discovery and development of RNAi therapeutics."

Alnylam-Roche Collaboration

Alnylam has granted to Roche a non-exclusive license providing Roche access to broad Alnylam intellectual property (IP) and know-how, including fundamental, chemistry and delivery IP. Indications will initially include oncology, respiratory disease, metabolic disease and certain liver diseases. Alnylam maintains the right to non-exclusively license its IP to additional partners in potential future agreements. In addition, Alnylam and Roche will collaborate on one or more disease targets to be identified in the future in exchange for milestone and royalty payments.

The transaction includes Roche's acquisition of Alnylam's European research site in Kulmbach, Germany (Bavaria), with about 40 employees. The team in Kulmbach will remain dedicated to RNAi therapeutics discovery as a new Center of Excellence for RNAi therapeutics within Roche's global research organisation.

The alliance could be valued at over 1 billion US dollars in consideration of upfront payments, potential product milestone payments for multiple products and field expansion payments, excluding potential royalties on future sales of commercial products. Under the terms of the agreement, Roche will pay Alnylam 331 million US dollars in upfront cash payments and equity investment, including 1.975 million shares of Alnylam common stock the Roche Venture Fund agreed to purchase at 21.50 US dollars per share, representing just less than five percent of Alnylam's outstanding common stock. Roche will also pay Alnylam milestones on products as they advance in development and commercialisation as well as royalties on future sales of commercial products. Further, Roche may pay Alnylam field expansion payments to increase the number of therapeutic areas.

The close of the agreements, including Roche's purchase of Alnylam shares and purchase of Alnylam's site in Germany, is subject to certain regulatory approvals and is expected to occur within

approximately 30 days.

About RNAi

RNAi (RNA interference) is a revolution in biology, representing a breakthrough in understanding how genes are turned on and off in cells, and a completely new approach to drug discovery and development. Its discovery has been heralded as "a major scientific breakthrough that happens once every decade or so," and represents one of the most promising and rapidly advancing frontiers in biology and drug discovery today which was awarded the Nobel Prize in October 2006. RNAi is a natural process of gene silencing that occurs in organisms ranging from plants to mammals. By harnessing the natural biological process of RNAi occurring in our cells, the creation of a major new class of medicines, known as RNAi therapeutics, is on the horizon. RNAi therapeutics target the cause of diseases by potently silencing specific messenger RNAs (mRNAs), thereby preventing disease-causing proteins from being made. RNAi therapeutics have the potential to treat disease and help patients in a fundamentally new way.

About Alnylam Pharmaceuticals

Alnylam is a biopharmaceutical company developing novel therapeutics based on RNA interference, or RNAi. The company is applying its therapeutic expertise in RNAi to address significant medical needs, many of which cannot effectively be addressed with small molecules or antibodies, the current major classes of drugs. Alnylam is leading the translation of RNAi as a new class of innovative medicines with peer-reviewed research efforts published in the world's top scientific journals including *Nature*, *Nature Medicine*, and *Cell*. The company is leveraging these capabilities to build a broad pipeline of RNAi therapeutics; its most advanced program is in Phase II human clinical trials for the treatment of respiratory syncytial virus (RSV) infection. In addition, the company is developing RNAi therapeutics for the treatment of influenza, hypercholesterolemia, and liver cancers, amongst other diseases. The company's leadership position in fundamental patents, technology, and know-how relating to RNAi has enabled it to form major alliances with leading companies including Merck, Medtronic, Novartis, Biogen Idec, and Roche. The company, founded in 2002, maintains global headquarters in Cambridge, Massachusetts. For more information, visit www.alnylam.com.

About the Roche Venture Fund

The Roche Venture Fund makes investments in early stage biotech and diagnostics companies to support innovative technologies and medicines. Based in Basel, Switzerland, the Roche Venture Fund manages a portfolio of over 25 companies in 10 countries.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As one of the world's biggest biotech companies and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is one of the world leaders in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Martina Rupp
- Baschi Dürr
- Claudia Schmitt

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Investor Update

Roche

Basel, 10 July 2007

Actemra: latest phase III study shows significant improvement in symptoms of patients with rheumatoid arthritis

IL-6 receptor inhibition shows benefit in patients who failed to respond to anti-TNF therapy

Roche announced today that RADIATE[1], the third study in Actemra's (tocilizumab) extensive multinational phase III development programme, successfully met its primary endpoint[2]. The study examined Actemra in combination with methotrexate in rheumatoid arthritis (RA) patients who had an inadequate response to anti-tumour necrosis factor therapy (anti-TNFs).

The study conducted in 498 patients with difficult-to-treat RA disease, showed that a greater proportion of patients treated with Actemra plus methotrexate, achieved a significant improvement in disease signs and symptoms (ACR scores[3]) following 24 weeks of treatment, compared to patients treated with placebo plus methotrexate.

"RADIATE's positive outcome further confirms the critical role of IL-6 in the pathophysiology of rheumatoid arthritis," said Urs Schleuniger, Business Director, Inflammation and Autoimmune Disease, Roche Pharmaceuticals. "These results add to the wealth of data being compiled ahead of the anticipated regulatory filing later this year," he added.

About the RADIATE study

The RADIATE study was a three-arm, randomised, double-blind, placebo-controlled study of the safety and reduction of signs and symptoms during treatment with Actemra (4mg/kg or 8mg/kg) versus placebo, in combination with methotrexate, in patients with moderate to severe active RA with an inadequate response to at least one anti-TNF therapy. Traditionally this patient group have more refractory disease and prove more difficult to treat. The study

involved treating 498 patients randomised across three treatment groups and was conducted at 128 trial sites in 13 countries, including the United States. Each group of patients either received 4mg/kg or 8mg/kg Actemra, or placebo in addition to 10-25mg methotrexate weekly.

Data from the RADIATE study will be submitted for presentation at future international scientific meetings. Roche's global Actemra phase III clinical development programme has two further studies underway, one of which is scheduled to report in 2007.

Previous studies

At the EULAR[4] Conference in June, the OPTION[5] study reported that treatment with Actemra plus methotrexate resulted in a rapid and significant improvement of RA signs and symptoms in patients who had an inadequate response to methotrexate. Additionally, the TOWARD[6] trial successfully met its primary endpoint (ACR20) and demonstrated Actemra's efficacy in patients who had an inadequate response to traditional disease modifying drugs (DMARDs).

About Actemra

Actemra is the first humanised interleukin-6 (IL-6) receptor inhibiting monoclonal antibody and represents a novel mechanism of action to treat RA, a disease with a high unmet medical need. The overall safety profile observed in the global studies of Actemra is consistent and Actemra is generally well tolerated. The most frequent adverse events reported are upper respiratory tract infections, headache, nasopharyngitis and hypertension. As with other biological disease modifying anti-rheumatic drugs (DMARDs), serious infections have been reported in some patients treated with Actemra.

Roche and Chugai are collaborating on a phase III clinical development programme in RA running outside Japan, with more than 4000 patients enrolled in 41 countries including several European countries and the USA. In Japan, Actemra was launched in June 2005 as a therapy for Castleman's disease and in April 2006 filed for the additional indications of rheumatoid arthritis and systemic-onset juvenile idiopathic arthritis.

About rheumatoid arthritis

Rheumatoid arthritis is a progressive, systemic autoimmune disease characterized by chronic inflammation of multiple joints and fatigue as well as the possibility of osteoporosis, anaemia, and lung, skin and liver effects. This inflammation causes pain, stiffness and swelling, resulting in loss of joint function due to destruction of the bone and cartilage, often leading to progressive disability. Further, as chronic inflammation continues, there may be shortening of life expectancy as a result of effects on major organ systems. After 10 years, less than 50% of patients can continue to work or function normally on a day to day basis. RA affects more than 21 million people worldwide.

About Roche in rheumatoid arthritis

One of the most important drivers for growth at Roche over the next few years is expected to be the company's emerging franchise in autoimmune diseases with rheumatoid arthritis as the first indication. Following the launch of MabThera® (rituximab) there are a number of projects in development, potentially allowing Roche to build on further opportunities. MabThera is the first and only selective B-cell therapy for RA, providing a fundamentally different treatment approach by targeting B cells, one of the key players in the pathogenesis of RA. Actemra is Roche's second novel medicine and is a humanised monoclonal antibody to the interleukin-6 (IL-6) receptor, inhibiting the activity of IL-6 , a protein that plays a major role in the RA inflammation process. Actemra is the result of research collaboration by Chugai and is being co-developed globally with Chugai. Additional projects creating a rich pipeline include compounds in Phase I, II and III clinical trials. Notably, ocrelizumab, a humanised anti-CD20 antibody, has entered phase III development for RA.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs approximately 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Further information

- Roche & Autoimmune diseases: www.roche.com/med_events_mb1106

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:
International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

References:
[1]RADIATE refers to Research on Actemra Determining effIcacy after Anti-Tnf FailurEs
[2]The proportion of patients who achieved ACR20 at week 24
[3]The ACR response is a standard assessment used to measure patients' responses to anti-rheumatic therapies, devised by the American College of Rheumatology (ACR). It requires a patient to have a defined percentage reduction in a number of symptoms and measures of their disease. For example, a 20%, 50% or 70% level of reduction (the percentage of reduction of RA symptoms) is represented as ACR20, ACR50 or ACR70. An ACR70 response is exceptional for existing treatments and represents a significant improvement in a patient's condition.
[4]EULAR relates to the European League Against Rheumatism
[5]OPTION refers to the TOcilizumab Pivotal Trial in Methotrexate Inadequate respONders
[6]TOWARD refers to Tocilizumab in cOmbination With traditional DMARD therapy

END